1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com BRENDAN C. FOX brendan.fox@dechert.com +1 202 261 3381 Direct +1 202 261 3081 Fax

April 5, 2017

Daniele Marchesani

Robert Shapiro

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PIMCO Funds, et al. (File No. 812-14731): Request for Withdrawal of Application to Amend a Prior Order

Dear Messrs. Marchesani and Shapiro:

We are writing on behalf of PIMCO Funds and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application to amend a prior order under Section 12(d)(1)(j) of the Investment Company Act of 1940, as amended (the “Act”), for an order of exemption from Section 12(d)(1) of the Act; under Section 6(c) of the Act for an order of exemption from Sections 17(a), 18(f), and 21(b) of the Act; under Section 17(b) of the Act for an order of exemption from Section 17(a) of the Act; and under Rule 17d-1 under the Act for an order permitting certain joint transactions by the Applicants in accordance with Section 17(d) of the Act and Rule 17d-1 thereunder (the “Application”). The Application was filed with the Securities and Exchange Commission on January 6, 2017.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please contact me at (202) 261-3381.

Sincerely,

/s/ Brendan C. Fox

Brendan C. Fox

cc:	Joshua Ratner, Pacific Investment Management Company LLC

Robert W. Helm, Dechert LLP